Exhibit 99.1

News Release

Intec Pharma Appoints U.S. Life Sciences Executive Jeffrey A. Meckler to its Board of Directors as Vice Chairman

JERUSALEM (April 9, 2017) – Intec Pharma Ltd. (Nasdaq: NTEC), a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today announced the appointment of Jeffrey A. Meckler as Vice Chairman of its Board of Directors, effective immediately.

“We are delighted to welcome Jeff to the Intec Board,” commented John W. Kozarich, Ph.D., Chairman of the Board of Intech Pharma. “Jeff’s rich industry experience and insights into corporate development strategies are renowned in the industry. Our innovative drug delivery platform technology will benefit greatly from Jeff’s efforts. In addition, his joining the Intec Pharma team dovetails with our goal to extend the U.S. and global footprint of Intec and enhance the broader recognition of our technology.”

Mr. Meckler brings to Intec Pharma more than 25 years of life sciences executive experience. Mr. Meckler spent more than 17 years at Pfizer, where he held leadership positions in corporate strategic planning, acquisitions and business development, market research, manufacturing systems and sales operations analysis. Most recently, Mr. Meckler was Chief Executive Officer of Cocrystal Pharma, Inc. Previously, Mr. Meckler was a director of QLT Inc., and initially the principal executive officer during its transformation into an orphan drug company. He has served on numerous corporate boards and is currently a director of Retrophin, Inc.

“I am eager to be joining the Intec Pharma team,” said Jeffrey Meckler. “It will be exciting to help maximize the potential of the Accordion Pill technology and its various therapeutic programs, such as the Parkinson’s disease program. I look forward to working with my fellow directors and the management team to help grow Intec Pharma.”

Mr. Meckler earned his J.D. from Fordham University School of Law and is admitted to the New York Bar. He earned an M.S. in Industrial Administration and a B.S. in Industrial Management from Carnegie Mellon University.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline includes four product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients; Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and the improvement of sleep maintenance; an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug (NSAID)-induced ulcers; and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

Intec Pharma

+972-(2)586-4657

zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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